EXHIBIT 10.2

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (this "***Agreement***") is entered into effective as of this 16th day of May 2022 (the "***Effective Date***") by and among AST & Science, LLC, a Delaware limited liability company (the "***Company***") and AST SpaceMobile, Inc., a Delaware corporation ("***Parent***", and together with the Company, the "***Companies***"), each located at 2901 Enterprise Lane, Midland, Texas 79706, and Thomas Severson ("***Consultant***"), an individual having a place of residence at ***. The Companies and Consultant are collectively referred to as "Parties" and individually as the "Party". The parties agree as follows:

1. **Term; Termination**.

   (a) Term. Subject to Paragraphs 1(b), 12 and 24 below, this Agreement shall continue with respect to the Work from the Effective Date to April 6, 2023 (the "***Term***").

   (b) Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time for any reason by the Company effective immediately upon giving written notice to Consultant. Upon termination of this Agreement, the Company shall solely/exclusively own any of the materials, services, and the deliverables produced in accordance with the terms of this Agreement in whatever degree of completion. Further, at any time during the term of this Agreement, Consultant may notify the Company that he is unable to continue performance of the Work under this Agreement, at which time Consultant will be relieved of his obligations to perform Work hereunder; it being understood that such excuse or relief shall not otherwise terminate the other provisions of this Agreement.

2. **Work/Time Requirements; Release; Compensation**.

   (a) Work/Time Requirements. Consultant will provide the services listed on Exhibit A, as reasonably requested by the Company and subject to Consultant's availability (the "***Work***").

   (b) Start Date. Consultant's start date shall be the Effective Date.

   (c) Compensation. As compensation for the Work and for Consultant's other obligations and promises in this Agreement, the Company agrees as follows:

      (i) Consultant Monthly Schedule/Rates. During the Term of this Agreement, the Company shall pay Consultant a fee of Fifty US Dollars (USD 50/hour) per hour of Work performed; provided, however, that the aggregate fee payable for Work performed in any given month shall not exceed One Thousand US Dollars (USD 1,000).

      (ii) Expense Reimbursement. Consultant's reasonable out-of-pocket expenses, including travel, lodging, and meals, incurred in the course of rendering services under this Agreement will be reimbursed by the Company, provided such expenses are pre-approved, in writing, by the Company.

    (iii)   <u>Invoices</u>. Consultant shall submit invoices at the beginning of each month. The Company CFO shall approve the invoices for payment and payment shall be made by the 5th day of each month in which Consultant is engaged.

(d) <u>Remedy for Failure to Provide Services</u>. The sole remedy of the Companies for Consultant's failure to perform the Work, or for any other breach of this Paragraph 2, shall be to terminate this Agreement.

3.   **Confidential Information**. The Companies will provide Consultant with confidential information and trade secrets of the Companies, their Affiliates, and the Companies' clients (hereinafter referred to as "***Confidential Information***"). For purposes of this Agreement, Confidential Information includes, but is not limited to: proprietary knowledge, data or information concerning the business, technology, business relationships and financial affairs of the Companies or their Affiliates as well as all knowledge, data, deliverables or information produced in connection with this Agreement, whether or not in writing and whether or not labeled or identified as confidential or proprietary. By way of illustration, but not limitation, Confidential Information includes: (a) Inventions and (b) research and development activities of the Companies or their Affiliates, services and marketing plans, business plans, budgets and unpublished financial statements, licenses, prices and costs, customer and supplier information and information disclosed to the Companies or their Affiliates or to Consultant by third parties of a proprietary or confidential nature or under an obligation of confidence. Confidential Information is contained in various media, including without limitation, patent applications, computer programs in object and/or source code, flow charts and other program documentation, manuals, plans, drawings, designs, technical specifications, laboratory notebooks, supplier and customer lists, internal financial data and other documents and records of the Companies or their Affiliates.

For purposes of this Agreement, Confidential Information does not include information that:

    a.   was previously known to Consultant;

    b.   was or becomes publicly available through no breach by Consultant;

    c. was or becomes available from a third party to whom the Confidential Information was disclosed without restrictions; or

    d.   was independently developed by Consultant.

For purposes of this Agreement, the following terms shall have the following meaning:

"***Affiliate***" means any direct or indirect subsidiary of the Companies.

"***Field of Use***" means satellites designed specifically for use in low earth orbit satellites that provide direct radio connectivity using 2G/3G/4G/5G cellular frequencies and standards between the satellites and standard mobile cellular user equipment (i.e., mobile cellular phone and mobile IoT equipment that is not modified in any way specific to such satellite connectivity).

"***Inventions***" means ideas, concepts, discoveries, inventions, developments, improvements, formulations, technologies, products, processes, know-how, designs, formulas, methods, developmental or experimental work, clinical data, original works of authorship, software programs, software and systems documentation, trade secrets, technical data, or licenses to use (whether or not patentable or registrable under copyright or similar statutes), that are or were made, conceived, devised, invented, developed or reduced to practice or tangible medium by the Companies or by Consultant, either alone or jointly with the Companies, while Consultant is performing the Work described in this Agreement.

Consultant understands and acknowledges that such Confidential Information gives the Companies a competitive advantage over others who do not have this information, and that the Companies would be harmed if the Confidential Information were disclosed.

4. **Disclosure of Confidential Information**. Consultant hereby acknowledges that the Nondisclosure, Confidentiality, Assignment and Noncompetition Agreement, dated December 15, 2017, between the Company and Thomas Severson (the "***Restrictive Covenant Agreement***") remains in effect; provided, however, that the Company (as defined in the Restrictive Covenant Agreement) shall also include Parent. In further consideration for the payments and benefits provided to Consultant pursuant to this Agreement, Consultant is reaffirming the post-employment restrictive covenants and all other terms and conditions of the Restrictive Covenant Agreement.

5. **Return of Materials**. Any and all Confidential Information, files, records, documents, information, data, and similar items relating to the business of the Companies or any of the Companies' customers, whether prepared by Consultant or otherwise, coming into Consultant's possession as a result of performing services for the Companies, shall remain the exclusive property of the Company and shall not be removed from the premises of the Companies under any circumstances without the prior written consent of the Company (except in the ordinary course of business during Consultant's active service under this Agreement), and in any event shall be promptly delivered to the Company (without Consultant retaining any copies) upon termination of this Agreement, or destroyed with a destruction certificate provided by Consultant.

6. **Ownership**. All work product (including, but not limited to, Inventions, any related patent, copyright, trademark, trade secrets or other property rights) developed, derived or created (i) by Consultant (solely or jointly) during the term of this Agreement while Consultant is performing the Work described in this Agreement or (ii) as a result of the services performed by Consultant for the Companies while performing the Work described in this Agreement (solely or jointly) (collectively, "***Work Product***") will be considered work made for hire and owned exclusively by the Company. In the event that any Work Product cannot be considered work made for hire and therefore owned exclusively by the Company under applicable law, Consultant grants, transfers and assigns to the Company all right, title and interest in and to the Work Product.

Consultant will promptly disclose all Work Product to the Company and will at all times take all actions and execute and deliver (at the Company's expense) to the Company all documents deemed necessary or desirable by the Company to evidence and vest the ownership of the Work Product in the Company or the Company's assignees.

7. **Use and Disclosure Restrictions on the Company's Confidential and Proprietary Information**.

a. Consultant represents and warrants to Company that it will have access to trade secrets related to the Company, and/or its parents, subsidiaries or affiliates, and other Confidential Information concerning the Company. Consultant further acknowledges, understands, and agrees that the Company's trade secrets include information that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and that such trade secrets are the subject of efforts made by the Company that are reasonable under the circumstances to maintain its secrecy. Consultant acknowledges and agrees that the Company would be irreparably damaged if Consultant were to use the Company's Confidential Information and proprietary information directly or indirectly provide services to any person or entity competing with the Company in the Field of Use in competition with the Company and that such direct or indirect competition would cause significant loss of Company goodwill.

b. Consultant hereby agrees that (i) during the Term of this Agreement, Consultant shall not use or disclose Company's Confidential Information and/or trade secrets (or that of its Affiliates), directly or indirectly, other than as required for Consultant's performance of this Agreement, and (ii) Consultant shall not use or disclose Company's Confidential Information and/or trade secrets (or that of its Affiliates), directly or indirectly, after the termination of this Agreement for any reason. This restrictive covenant shall remain in effect for as long as the information that Consultant has, or had, access to during the Term of this Agreement remains Confidential Information under this Agreement and/or under governing law as to trade secrets.

8. **Relationship of Parties**.

a. Consultant is an independent contractor and shall have no authority or directives to bind the Companies and/or to make or direct Company policy decisions. The Companies and Consultant are not and shall not be considered as employer/employee, joint venturers, partners, or one as agent of the other under this Agreement, and neither shall have the power to bind or obligate the other. Nothing in this Agreement shall be construed as creating an employer-employee relationship, as a guarantee of future employment, or as a limitation upon the Companies' rights to terminate this Agreement in accordance with its terms.

b. No national, state, or local income tax, nor any other payroll tax of any kind, shall be withheld or paid by the Companies on behalf of Consultant. In accordance with the terms of this Agreement and the understanding of the parties herein, Consultant shall not be treated as an employee with respect to the Work performed hereunder for tax purposes, or for the provision of any employment, profit-sharing, fringe or retirement benefits. Consultant shall be responsible for payment of and compliance with respect to all taxes related to this Agreement, including, but not limited to paying, and complying with reporting requirements for, all local, state and federal taxes related to payments made to Consultant under this Agreement.

          c.   Consultant is not entitled to any benefits provided or rights guaranteed by the Companies, or by operation of law, to the Companies' employees, including but not limited to group insurance, liability insurance, disability insurance, paid vacation, sick leave or other leave, retirement plans, health plans, premium "overtime" pay, and the like.

9.   **Other Activities**. During the term of this Agreement, Consultant is free to engage in other independent contracting activities, provided that Consultant does not violate the terms of this Agreement or the Restrictive Covenant Agreement.

10.   **Non-Disparagement**. During the term of this Agreement and for a period of two (2) years thereafter, Consultant will not, in any manner, directly or indirectly make or publish any statement (orally or in writing) that would libel, slander, disparage, denigrate, ridicule or criticize the Companies or any of their respective subsidiaries or any of their respective employees, officers or directors. During the term of this Agreement and for a period of two (2) years thereafter, the Companies shall instruct their respective officers and directors not to, in any manner, directly or indirectly make or publish any statement (orally or in writing) that would libel, slander, disparage, denigrate, ridicule or criticize Consultant. Notwithstanding the foregoing, nothing in this Agreement shall preclude either Consultant or the Companies and their respective officers, directors or spokespersons from making truthful statements or disclosures that are required by applicable law, regulation, or legal process.

11.   **Tax Receivable Agreement**. Consultant shall cooperate, at no cost or liability to Consultant, with the Company in taking any actions necessary in order to replace Consultant as the TRA Holder Representative under that certain Tax Receivable Agreement, dated as of April 6, 2021 (the "*TRA*"), by and among the Companies, Consultant and the other parties thereto, which actions may include delivery of an executed counterpart to an amendment to the TRA.

12.   **Consultant as Member in the Company**. Unless agreed to by the Company, Consultant shall not, and shall not request to, (i) redeem units of ownership interest in the Company ("*Units*") for shares of Class A common stock in Parent (such act, a "*Redemption*"), or (ii) Transfer (as defined in the Fifth Amended and Restated Limited Liability Company Operating Agreement (the "*LLCA*") of the Company) any Units, in each case, prior to April 6, 2023 (the "*Expiration Date*"). Subject to this Paragraph 12 and the provisions of any other agreement between the parties in effect from time to time, the Companies acknowledge that there are no restrictions on Consultant's ability to exercise a Redemption of Units or exercise options for Units.

13.   **[Reserved]**.

14.   **Severability**. If any provision of this Agreement is held to be illegal, invalid or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part of this

Agreement. The remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.

15.   **Reformation**. In the event that any court of competent jurisdiction or arbitrator holds any restrictions in this Agreement to be unreasonable and/or unenforceable as written, the court or arbitrator may reform this Agreement to make it enforceable, and this Agreement shall remain in full force and effect as reformed by the court or arbitrator.

16.   **Waiver**. Failure in any one or more instances of a party to insist upon performance of any of the terms, covenants or conditions of this Agreement or to exercise any right or privilege conferred by this Agreement, or the waiver by a party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. A breach of any representation, warranty or covenant shall not be affected by the fact that a more general or more specific representation, warranty or covenant was not also breached.

17.   **Notices**. All notices, consents, requests, approvals and other communications required or permitted to be given hereunder ("*Notices*") shall be in writing and may be delivered by hand, by email (delivery of which is confirmed), or by nationally recognized private courier. Notices delivered by nationally recognized private carrier shall be deemed given on the first business day following receipt. Notices delivered by hand shall be deemed given on the date so delivered. Notices delivered by email shall be deemed given on the date on which such are confirmed as delivered. All Notices shall be addressed as follows:

<u>To the Companies</u>:	AST & Science, LLC
	Attn: Brian Heller, General Counsel
	2901 Enterprise Lane
	Midland, Texas 79706
	Email: ***
<u>To Consultant</u>:	Thomas Severson
	***

18.   **Entire Agreement**. This Agreement, together with the Restrictive Covenant Agreement, supersedes any and all other agreements, either oral or written, between the Companies and Consultant with respect to the subject matter hereof, and contains all of the covenants and agreements between the parties relating in any way to Consultant's services for the Companies. No change or modification of this Agreement shall be valid or binding upon the parties hereto unless such change or modification shall be in writing and signed by the Companies and Consultant. No course of dealing between the Companies and Consultant, or any waiver by the Companies of a breach of any provision of this Agreement, or delay in exercising any right under this Agreement, shall operate or be construed as a waiver of any subsequent breach by Consultant.

19.   **Assignability**. Neither party shall have the right to assign, transfer, pledge, or delegate its rights or obligations hereunder without the signed written consent of the other party; provided, however, the Companies shall have the right to assign this Agreement to an affiliate of the Companies or to an entity wholly owned by the Companies. Additionally, the Companies shall have the right to assign this Agreement in the event of a Change of Control of the Companies. For purposes of this Agreement, "*Change of Control*" means: (a) the sale of all or substantially all of the assets of the Companies; (b) a sale or merger of the Companies; or (c) a consolidation, recapitalization or reorganization, resulting in a transfer of more than fifty percent (50%) of the ownership of the Companies. This Agreement shall be binding upon and shall inure to the benefit of any of the parties' successors or assigns.

20.   **Injunctive Relief**. The parties recognize that a remedy at law for a breach of the provisions of this Agreement relating to Confidential Information disclosures and use of the Companies' trademark, copyright, and other intellectual property rights, and solicitation of the Companies' employees, will not be adequate for the Companies' protection, and accordingly the Companies shall have the right to obtain, in addition to any other relief and remedies available to it, injunctive relief to enforce the provisions herein.

21.   **GOVERNING LAW; JURISDICTION; VENUE; JURY WAIVER; LIABILITY LIMITATION**.

A) THIS AGREEMENT SHALL BE CONSTRUED, ENFORCED, AND GOVERNED BY THE LAWS OF THE STATE OF FLORIDA (WITHOUT REGARD TO ITS CHOICE OF LAW PRINCIPLES). ANY JUDICIAL PROCEEDING BROUGHT AGAINST ANY OF THE PARTIES TO THIS AGREEMENT WITH RESPECT TO ANY DISPUTE ARISING OUT OF THIS AGREEMENT OR ANY MATTER RELATED TO THIS PURCHASE AGREEMENT MAY BE BROUGHT ONLY IN THE STATE AND FEDERAL COURTS LOCATED IN MIAMI DADE COUNTY, FLORIDA, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE PARTIES TO THIS AGREEMENT SUBMITS TO THE EXCLUSIVE JURISDICTION OF THOSE COURTS, WAIVES ANY OBJECTION TO SUCH JURISDICTION ON THE GROUNDS OF VENUE OR FORUM NON CONVENIENS AND ANY SIMILAR GROUNDS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT. THESE CONSENTS TO JURISDICTION SHALL NOT BE DEEMED TO CONFER RIGHTS ON ANY PERSON OTHER THAN THE PARTIES TO THIS AGREEMENT.

(B) THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY PROCEEDING WHATSOEVER

BETWEEN THEM RELATING TO THIS AGREEMENT SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

(C) IN NO EVENT WHATSOEVER SHALL EITHER PARTY HAVE ANY LIABILITY TO THE OTHER PARTY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, WITH THE TRANSACTIONS CONTEMPLATED HEREBY, THE COMPANIES' CONDUCT, CONSULTANT'S CONDUCT, OR ACTIONS IN RELATION TO THE SAME, IN AN AMOUNT IN EXCESS OF, AND EACH PARTY'S LIABILITY SHALL BE STRICTLY LIMITED TO, TWO TIMES THE TOTAL AGGREGATE FEES PAYABLE BY THE COMPANIES TO CONSULTANT UNDER THIS AGREEMENT.

22.   **Anti-Corruption**. The parties' performance of this Agreement will comply with the Foreign Corrupt Practices Act of 1977, as amended. In connection with the performance of this Agreement, Consultant will not (i) directly or indirectly offer, promise, pay, or agree to pay anything of value to any government official, political party, or political candidate; (ii) receive anything of value from any government official, political party, or political candidate and/or (iii) offer, promise, or give a financial or other advantage to another person with the intent (1) to induce that person to perform a relevant function or activity, or (2) to reward that person for the performance of such a function or activity. Consultant's violation of this Paragraph 22 is grounds for immediate termination of this Agreement, and the Companies shall not be required to pay Consultant any compensation if such violation occurs.

23.   **Counterpart; Execution**. This Agreement may be signed and exchanged electronically, and in counterparts, which together will constitute the original Agreement.

24.   **Survival**. The following provisions shall survive termination of this Agreement: Paragraphs 2(d) through 18, inclusive, and 21 through 23, inclusive. Any other Agreement provisions/paragraphs that impose post-termination requirements and rights on Consultant and the Companies shall also survive any termination of this Agreement.

[*Signature page follows*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the Effective Date.


COMPANY:

AST & SCIENCE, LLC

By:
_____
/s/ Abel Avellan
Name: Abel Avellan
Title: Chief Executive Officer

PARENT:

AST SPACEMOBILE, INC.

By:
_____
/s/ Abel Avellan
Name: Abel Avellan
Title: Chief Executive Officer

CONSULTANT:

By:
_____
/s/ Thomas Severson
Thomas Severson


EXHIBIT A

STATEMENT OF WORK FOR SERVICES

1. Advise the Company on the operational efforts relating to the industrialization of the Company's technology

2. Provide consulting services in and to the functional areas of Human Resource, Physical Facilities Planning, and Financial Planning & Analysis

3. Assist in the transition of Consultant's replacement as the Company's Executive Vice President and Chief Financial Officer

4. Provide other consulting services as may be requested from time to time